Bill.com Holdings, Inc.

1810 Embarcadero Road

Palo Alto, California 94303

June 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeff Kauten, Staff Attorney

Re:	Bill.com Holdings, Inc. Registration Statement on Form S-1 (File No. 333-239015) originally filed June 8, 2020

Requested Date: June 10, 2020

Requested Time: 5:00 PM Eastern Time

Ladies and Gentlemen:

Bill.com Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes James D. Evans or Nicolas H. R. Dumont, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or, in his absence, Mr. Dumont at (212) 430-2679.

* * *

Sincerely,

BILL.COM HOLDINGS, INC.

By:	/s/ Raj Aji
Raj Aji
General Counsel, Chief Compliance Officer and Secretary

cc:	René Lacerte, President and Chief Executive Officer

John Rettig, Chief Financial Officer and Executive Vice President, Finance and Operations

Bill.com Holdings, Inc.

Mark C. Stevens, Esq.

James D. Evans, Esq.

Dawn H. Belt, Esq.

Nicolas H.R. Dumont, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]